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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 18)*


                          Nextel Communications, Inc.
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                               (Name of Issuer)


                             Class A Common Stock
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                        (Title of Class of Securities)


                                  65332V 10 3
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                                (CUSIP Number)


                             Stanley S. Wang, Esq.
                   Senior Vice President and General Counsel
                              Comcast Corporation
                  1500 Market Street, Philadelphia, PA 19102
                            Tel. No. (215) 665-1700
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           (Name, address and telephone number of person authorized
                    to receive notices and communications)


                            September 26, 1996
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            (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]


Check the following box if a fee is being paid with this statement:  [ ]   (A
fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.



                        (Continued on following pages)





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*     The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65332V 10 3
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         (1)   Names of Reporting Persons S.S. or I.R.S. Identification Nos.
               of Above Persons

               COMCAST CORPORATION
               23 - 1709202


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         (2)   Check the Appropriate Box if a Member of a Group
                                                               (a)   [ ]
                                                               (b)   [ ]


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         (3)   SEC Use Only



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         (4)   Source of Funds                                       [ ]





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         (5)   Check if Disclosure of Legal Proceedings is Required Pursuant
               to Items 2(d) or 2(e)
                                                                     [ ]


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         (6)   Citizenship or Place of Organization

               Pennsylvania
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Number of           (7)  Sole Voting Power Shares
Shares                   15,278,469*                    *See number 12 below
Beneficially        (8)  Shared Voting Power
Owned by                 -0-*                           *See number 12 below
Each Reporting      (9)  Sole Dispositive Power
Person                   15,278,469*                    *See number 12 below
With               (10)  Shared Dispositive Power
                         -0-*                           *See number 12 below


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         (11)  Aggregate Amount Beneficially Owned by Each Reporting Person

               15,278,469*                              *See number 12 below


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         (12)  Check if the Aggregate Amount in Row (11) Excludes Certain
               Shares                                                    [X]

               --------------
               *Excludes an aggregate of 15,756,050 shares owned by the signatories to a certain Stockholders' Voting Agreement, dated September 14, 1992, as described more fully in Items 2 and 6 of Amendment No. 1 and Item 2 of Amendment No. 2.


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         (13)  Percent of Class Represented by Amount in Row (11)

               6.96%


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         (14)  Type of Reporting Person (See Instructions)
               CO

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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                              (Amendment No. 18)

                                 Statement Of

                              COMCAST CORPORATION

                       Pursuant to Section 13(d) of the
                        Securities Exchange Act of 1934

                                 in respect of

                          Nextel Communications, Inc.


               Reference is made to the Schedule 13D previously filed on August 31, 1992 (the "Original 13D") by Comcast Corporation ("Comcast") relating to Nextel Communications, Inc. (formerly Fleet Call, Inc.) (the "Company"), as amended by Amendment No. 1 thereto filed on September 23, 1992, Amendment No. 2 thereto filed on February 24, 1993, Amendment No. 3 thereto filed on July 28, 1993, Amendment No. 4 thereto filed on March 1, 1994, Amendment No. 5 thereto filed on March 3, 1994, Amendment No. 6 thereto filed on July 18, 1994, Amendment No. 7 thereto filed on August 9, 1994, Amendment No. 8 thereto filed on August 30, 1994, Amendment No. 9 thereto filed on February 3, 1995, Amendment No. 10 thereto filed on April 7, 1995, Amendment No. 11 thereto filed on May 2, 1995, Amendment No. 12 thereto filed on May 19, 1995, Amendment No. 13 thereto filed on July 5, 1995, Amendment No. 14 thereto filed on July 14, 1995, Amendment No. 15 thereto filed on September 13, 1995, Amendment No. 16 thereto filed on February 12, 1996 and Amendment No. 17 thereto filed on June 3, 1996 (such
Schedule 13D, as so amended, is hereinafter referred to as the "Schedule 13D"). All capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 5.        Interest in Securities of the Issuer.

               Item 5 of the Schedule 13D is hereby supplemented and amended to include the following information:

               Comcast owns 3,278,469 shares Common Stock. Based upon the 209,442,111 shares of Common Stock the Company informed Comcast were outstanding as of June 30, 1996 (excluding shares held in treasury), if Comcast were to exercise in full the portion of the Restated Option exercisable within 60 days hereof for 12,000,000 shares of Common Stock, Comcast would own 15,278,469 shares of Common Stock, representing approximately 6.96% of the outstanding Common Stock (giving effect to such exercise). Comcast has the sole power to vote or dispose of all the shares of Common Stock beneficially owned by Comcast.

               The 1996 Registration Statement covering 8,848,469 shares of Common Stock was filed by the Company with the Commission and became effective on April 29, 1996. Of the shares covered by the 1996 Registration Statement, Comcast has sold an aggregate of 2,275,000 shares in brokers' transactions executed during the period of June 1, 1996 through September 26, 1996 for an aggregate Net Sales proceeds of $43,413,125.

               The sales of such shares were made in the amounts, on the dates and at the per share prices set forth below.


                                 Number                Average Price
Date                            of Shares                Per Share
----                            ---------              --------------

June 3, 1996                      450,000                 20.7639
June 4, 1996                      350,000                 20.7500
June 14, 1996                     125,000                 21.2500
June 17, 1996                     200,000                 21.4375
July 2, 1996                      100,000                 20.3750
July 9, 1996                       50,000                 19.0000
August 16, 1996                   170,000                 16.1250
August 21, 1996                   100,000                 16.0000
August 22, 1996                   200,000                 16.1875
August 27, 1996                   100,000                 17.2500
September 12, 1996                100,000                 16.8750
September 25, 1996                175,000                 17.5536
September 26, 1996                155,000                 18.1452
                              ===========
          Total                 2,275,000                 19.0827



               Other than as described herein and in the Schedule 13D, Comcast has not effected any transactions in the securities of the Company during the past sixty days, and Comcast is not aware of any other transactions in such securities by any of its executive officers or directors within the past sixty days.

               Except as amended and supplemented hereby, the information under Item 5 of the Schedule 13D remains as previously reported.


                                   SIGNATURE



               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:    September 26, 1996

                                 COMCAST CORPORATION

                                 By: /s/ Arthur R. Block
                                    --------------------------------
                                    Name:  Arthur R. Block
                                    Title: Deputy General Counsel



                                 EXHIBIT INDEX



                                                 Page Number in
Exhibit                                           Sequentially
Reference                   Title                Numbered Report
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                             N/A